THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings before taxes on earnings	$361	$360	$1,106	$1,140
Fixed charges
Interest expense:
Deposits from banking clients	11	16	31	49
Payables to brokerage clients	1	1	2	2
Long-term debt	27	27	81	81
Other	—	—	2	2

Total	39	44	116	134
Interest portion of rental expense	17	16	51	46

Total fixed charges (A)	56	60	167	180

Earnings before taxes on earnings and fixed charges (B)	$417	$420	$1,273	$1,320

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.4	7.0	7.6	7.3
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	9.2	9.4	9.3	9.8

Total fixed charges	$56	$60	$167	$180
Preferred stock dividends (3)	14	—	36	—

Total fixed charges and preferred stock dividends (C)	$70	$60	$203	$180

Ratio of earnings to fixed charges and preferred stock dividends (B) ÷ (C) (1)	6.0	7.0	6.3	7.3
Ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	7.0	9.4	7.3	9.8

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock.